Dimensional

May 19, 2015

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Mary Cole

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Mary Cole:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 180/181 to the Registration Statement of the Registrant (the “Amendment”) relating to the DFA Targeted Credit Portfolio (the “Targeted Credit Portfolio”) and DFA NY Municipal Bond Portfolio (the “Municipal Bond Portfolio”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2015, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  Please confirm whether the “Acquired Fund Fees and Expenses” (“AFFE”) of the Targeted Credit Portfolio, if any, require a separate AFFE line item in the “Annual Fund Operating Expenses” table located in the “Fees and Expenses of the Portfolio” section of the prospectus, or whether there are AFFE included under “Other Expenses.”

Response.  The AFFE of the Targeted Credit Portfolio are included under “Other Expenses” because such estimated expenses are not expected to exceed the threshold that would require the Portfolio to include a separate AFFE line item.

2.           Comment.  Please confirm that the “Annual Fund Operating Expenses” table located in the “Fees and Expenses of the Portfolio” section of the Targeted Credit Portfolio’s prospectus will include waived fees.

Response.  The Targeted Credit Portfolio confirms that the “Annual Fund Operating Expenses” table for the Portfolio shows a fee waiver and/or expense reimbursement.

                                3.          Comment.  In the second footnote to the “Annual Fund Operating Expenses” table located in the “Fees and Expenses of the Portfolio” section of the Targeted

U.S. Securities and Exchange Commission
May 19, 2015

Credit Portfolio’s prospectus, please confirm whether the Fee Waiver and Expense Assumption Agreement for the Portfolio includes a fee cap or fixed dollar amount.  If the Fee Waiver and Expense Assumption Agreement includes a fee cap, please disclose whether there are any exclusions.  Further, explicitly state under what circumstances the Advisor retains the right to seek reimbursement.

Response.  The requested revisions have been made.

4.           Comment.  In the “Principal Investment Strategies” section of the Targeted Credit Portfolio’s prospectus, please include an 80% policy due to the Portfolio’s name including the word “Credit.”

Response.  The requested disclosure has been added.

 5.           Comment.  Please add a reference in the “Principal Investment Strategies” section of the Targeted Credit Portfolio’s prospectus that indicates that “below investment grade” securities are also known as “junk bonds.”

Response.  The requested revision has been made.

6.           Comment.  Please confirm that when the Targeted Credit Portfolio sells a credit default swap it will segregate assets to cover the full notional amount of the swap.

Response.  Information regarding how the Targeted Credit Portfolio will segregate assets when entering into credit default swaps is provided on pages 4-5 of the statement of additional information (“SAI”).  Specifically, the disclosure states:

…with respect to swap contracts that provide for the netting of payments, the net amount of the excess, if any, of the Portfolio’s obligations over its entitlements with respect to each swap contract will be accrued on a daily basis and an amount of segregated assets having an aggregate market value at least equal to the accrued excess will be maintained to cover the transactions in accordance with SEC positions. With respect to swap contracts that do not provide for the netting of payments by the counterparties, the full notional amount for which the Portfolio is obligated under the swap contract with respect to each swap contract will be accrued on a daily basis and assets having an aggregate market value at least equal to the accrued full notional value will be segregated and maintained to cover the transactions in accordance with SEC positions.

7.           Comment.  In the description of “Derivatives Risk” in the “Principal Risks” section of the Targeted Credit Portfolio’s prospectus, please include a description of leverage risk.

Response.  The Registrant does not believe that the inclusion of leverage risk is appropriate for the Targeted Credit Portfolio because the Portfolio does not intend to use derivatives in a manner that will leverage the Portfolio.

U.S. Securities and Exchange Commission
May 19, 2015

8.           Comment.  In the summary section of the Targeted Credit Portfolio’s prospectus, please include the disclosure required by Item 8 of Form N-1A relating to financial intermediary compensation.

Response.  The Targeted Credit Portfolio omits the information required by Item 8 of Form N-1A in its prospectus because neither the Portfolio nor its related companies pay financial intermediaries for the sale of fund shares or related services with respect to the Institutional Class shares of the Portfolio.

9.           Comment.  In the section of the Targeted Credit Portfolio’s prospectus entitled “Manager of Managers Structure,” please add disclosure that there is no assurance that such exemptive relief will be granted.

Response.  The requested disclosure has been added.

10.           Comment.  Please confirm whether the AFFE of the Municipal Bond Portfolio, if any, require a separate AFFE line item in the “Annual Fund Operating Expenses” table located in the “Fees and Expenses of the Portfolio” section of the prospectus, or whether there are AFFE included under “Other Expenses.”

Response.  The AFFE of the Municipal Bond Portfolio are included under “Other Expenses” because such estimated expenses are not expected to exceed the threshold that would require the Portfolio to include a separate AFFE line item.

11.           Comment.  Please confirm that the “Annual Fund Operating Expenses” table located in the “Fees and Expenses of the Portfolio” section of the Municipal Bond Portfolio’s prospectus will include waived fees.

Response.  The anticipated fees and expenses for the first full fiscal year would not require the Municipal Bond Portfolio to waive its management fee or to assume the ordinary operating expenses of the Portfolio.  Accordingly, the “Fee Waiver and/or Expense Reimbursement” line item and corresponding footnote have been removed from the fee table.

                                12.          Comment.  In the second footnote to the “Annual Fund Operating Expenses” table located in the “Fees and Expenses of the Portfolio” section of the Municipal Bond Portfolio’s prospectus, please confirm whether the Fee Waiver and Expense Assumption Agreement for the Portfolio includes a fee cap or fixed dollar amount.  If the Fee Waiver and Expense Assumption Agreement includes a fee cap, please disclose whether there are any exclusions.  Further, explicitly state under what circumstances the Advisor retains the right to seek reimbursement.

Response.  As noted above, the “Fee Waiver and/or Expense Reimbursement” line item and corresponding footnote have been removed from the fee table because the anticipated fees and expenses for the first full fiscal year would not require the Municipal Bond to waive its management fee or to assume the ordinary operating expenses of the Portfolio.

U.S. Securities and Exchange Commission
May 19, 2015

13.           Comment.  The Municipal Bond Portfolio has a principal investment strategy to generally maintain a maximum average portfolio duration of five years.  Please include a definition of the term duration.

Response.  An explanation regarding the use of duration as a measure of volatility and an example of its effect are included in the “Additional Information on Investment Objective and Policies” section of the Municipal Bond Portfolio’s prospectus on page 5.

14.           Comment.  Please confirm that when the Municipal Bond Portfolio sells a credit default swap it will segregate assets to cover the full notional amount of the swap.

Response.  Information regarding how the Municipal Bond Portfolio will segregate assets when entering into credit default swaps is provided on page 5 of SAI.  Specifically, the disclosure states:

…with respect to swap contracts that provide for the netting of payments, the net amount of the excess, if any, of the Portfolio’s obligations over its entitlements with respect to each swap contract will be accrued on a daily basis and an amount of segregated assets having an aggregate market value at least equal to the accrued excess will be maintained to cover the transactions in accordance with SEC positions. With respect to swap contracts that do not provide for the netting of payments by the counterparties, the full notional amount for which the Portfolio is obligated under the swap contract with respect to each swap contract will be accrued on a daily basis and assets having an aggregate market value at least equal to the accrued full notional value will be segregated and maintained to cover the transactions in accordance with SEC positions.

15.           Comment.  In the description of “Derivatives Risk” in the “Principal Risks” section of the Municipal Bond Portfolio’s prospectus, please include a description of leverage risk.

Response.  The Registrant does not believe that the inclusion of leverage risk is appropriate for the Municipal Bond Portfolio because the Portfolio does not intend to use derivatives in a manner that will leverage the Portfolio.

16.           Comment.  In the summary section of the Municipal Bond Portfolio’s prospectus, please include the disclosure required by Item 8 of Form N-1A relating to financial intermediary compensation.

Response.  The Municipal Bond Portfolio omits the information required by Item 8 of Form N-1A in its prospectus because neither the Portfolio nor its related companies pay financial intermediaries for the sale of fund shares or related services with respect to the Institutional Class shares of the Portfolio.

U.S. Securities and Exchange Commission
May 19, 2015

17.           Comment.  In the section of the Municipal Bond Portfolio’s prospectus entitled “Manager of Managers Structure,” please add disclosure that there is no assurance that such exemptive relief will be granted.

Response.  The requested disclosure has been added.

18.           Comment.  Please include disclosure in the “Investment Limitations” section of the Municipal Bond Portfolio’s SAI stating that the Portfolio looks through to the portfolio holdings of the investment companies in which it invests for purposes of complying with the Portfolio’s investment limitation with respect to industry concentration.

Response.  The Municipal Bond Portfolio’s SAI includes the following disclosure on page 2:

“In applying the investment limitation described in (7) above, the Portfolio will look through to the security holdings of any investment company in which it invests.”

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.